SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                    FORM 15/A

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934.

                                                    Commission File No. 1-6214

                            WFC HOLDINGS CORPORATION
                      (Successor to Wells Fargo & Company)
             (Exact name of registrant as specified in its charter)

                              420 Montgomery Street
                         San Francisco, California 94163
                                 1-800-411-4932
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                           Common Stock, par value $5
              Adjustable Rate Cumulative Preferred Stock, Series B
            (Title of each class of securities covered by this Form)

                 Wells Fargo Capital I 7.96% Capital Securities
             Wells Fargo Capital II Floating Rate Capital Securities
                                Medium-Term Notes
                    Subordinated Medium-Term Notes, Series B
                         FIB Medium-Term Notes, Series A
                  FIB Subordinated Medium-Term Notes, Series C
          FIB 8.625% Subordinated Capital Notes due April 1, 1999 (MEN)
                    8.75% Subordinated Notes due May 1, 2002
                   8-3/8% Subordinated Notes due May 15, 2002
                  6-7/8% Subordinated Notes due April 15, 2003
                 6-1/8% Subordinated Notes due November 1, 2003
               FIB 9.125% Subordinated Notes due February 1, 2004
                 FIB 9% Subordinated Notes due November 15, 2004
                  6-7/8% Subordinated Notes due April 1, 2006
                  7-1/8% Subordinated Notes due August 15, 2006
                  6-1/4% Subordinated Notes due April 15, 2008
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              (Titles of all other classes of securities for which
                      a duty to file reports under Section
                             13(a) or 15(d) remains)


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Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)   |X|    Rule 12h-3(b)(1)(ii)       |_|
              Rule 12g-4(a)(1)(ii)  |_|    Rule 12h-3(b)(2)(i)        |_|
              Rule 12g-4(a)(2)(i)   |_|    Rule 12h-3(b)(2)(ii)       |_|
              Rule 12g-4(a)(2)(ii)  |_|    Rule 15d-6                 |_|
              Rule 12h-3(b)(1)(i)   |X|

Approximate number of holders of record as of the certificate or note date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, WFC Holdings Corporation as successor by merger to Wells Fargo & Company has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


Date: December 7, 1998                    By: /s/ Stanley S. Stroup
                                             ---------------------------------
                                              Name:  Stanley S. Stroup
                                              Title: Executive Vice President of
                                                     WFC Holdings Corporation, a
                                                     Delaware corporation,
                                                     successor to Wells Fargo &
                                                     Company






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